Exhibit 99.1

Aether Global Innovations Corp. Signs Profit and Intellectual Property Share Agreement with Idroneimages Ltd

Vancouver, B.C. – September 6, 2023 – Aether Global Innovations Corp. Inc. (CSE: AETH) (OTCQB: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AETH”, or the “Company”), a leader in management and monitoring drone, and UAV services and solutions, today announced the Company has signed a Profit and Intellectual Property Share Agreement with Idroneimages (“IDIPLOYER”).

The Profit and Intellectual Property Share Agreement between Aether Global and IDIPLOYER is broken into two-parts, Part 1: profit sharing on all IDIPLOYER’s NeXus and NeXusPlus Drone-in-a-Box (Diab) sales from date of the signed agreement and Part 2: joint-ownership of all intellectual property (IP) software co-development from date of the signed agreement.

Profit Sharing: Aether Global will assist IDIPLOYER in its business development, marketing and sales of its DiaB product line by tapping into the Company’s global network of business and security leaders. The Company will provide new customer and industry research, marketing support, client prospecting and sales negotiations, and customer experience (CX) feedback from buyers. Aether Global will receive 25% percent of the profits earned for the sales of the IDIPLOYER’s DiaB solutions.

Software Intellectual Property Sharing: Aether Global will hire a software engineer to work directly with IDIPLOYER to design and develop DiaB software solutions to meet individual client’s needs, which will help secure sales of IDIPLOYER’s DiaB product line. Each company will own 50% of the IP software developed.

“This is another significant milestone for Aether as we continue to grow the business through our ongoing investment into IdroneImages (IDIPLOYER). Consolidating our resources allows us to expand our reach when it comes to global sales and joint research and development”, shared Phil Lancaster, CEO and President of Aether Global Innovations Corp.

"Idroneimages Ltd - IDIPLOYER is excited about this opportunity and Strategic Partnership with Aether Global," shared Peter Campbell, CEO of Idroneimages - IDIPLOYER. "Our simple, affordable and scalable approach to Drone-in-a-Box technology, product development and manufacturing aligns well with the joint strategic goals of developing IP both in hardware and critical software infrastructure. The development of API Software will enhance, expedite and future proof our technology as we integrate multiple UAV, Flight Control and Data processing software."

Both Aether Global and IDIPLOYER have begun the process of product sales with several global companies around the security and critical infrastructure place and are in the process of hiring a software engineer to begin development of bespoke solutions to meet several of the client prospect needs.

In other news, Aether Global announced that is has begun a digital and marketing awareness campaign which includes press initiatives, advertising and social media with HE Capital. These marketing and awareness programs include engagements with arm’s length parties for an aggregate gross expenditure of CDN$75,000 over a 12-month period.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.